Via Facsimile and U.S. Mail
Mail Stop 6010

August 9, 2007

Mr. Neil Reithinger
Chief Executive Officer
Baywood International, Inc.
14960 N. 83rd Place
Scottsdale, AZ 85260

Re: Baywood International, Inc.
Form 10-KSB/A for the Fiscal Year Ended December 31, 2006
Filed July 20, 2007
Form 10-QSB/A for the Quarter Ended March 31, 2007
Filed July 20, 2007
File No. 000-22024

Dear Mr. Reithinger:

       We have completed our review of your Form 10-KSB and related documents
noted above and have no further comments at this time.

Sincerely,

Joel N. Parker
Accounting Branch Chief